THE PENNY SHOPPE, LLC d/b/a PALM CITY WINES
INCOME STATEMENT

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	2022
Operating Income	
Revenue	$ 1,829,031
Cost of Goods Sold	830,938
Gross Profit	998,093
Operating Expense	
Compensation & Benefits	603,255
General & Administrative	212,479
Depreciation & Amortization	108,450
Rent	45,876
Legal & Professional	34,742
	1,004,802
Net Loss from Operations	(6,709)
Other Expense	
Taxes	(1,377)
Interest Expense	(9,414)
Net Loss	$ (17,500)



THE PENNY SHOPPE, LLC d/b/a PALM CITY WINES
BALANCE SHEET

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	2022
ASSETS	
CURRENT ASSETS	
Cash	$ 14,893
TOTAL CURRENT ASSETS	14,893
NON-CURRENT ASSETS	
Fixed Assets	373,831
Accumulated Depreciation	(210,219)
Security Deposit	8,000
TOTAL NON-CURRENT ASSETS	171,612
TOTAL ASSETS	$ 186,505
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	43,138
Accrued Expenses	29,822
TOTAL CURRENT LIABILITIES	72,960
NON-CURRENT LIABILITIES	
SBA Loan	203,542
TOTAL LIABILITIES	276,502
MEMBERS' EQUITY	
Contributed Capital	97,008
Retained Deficit	(187,005)
TOTAL MEMBERS' EQUITY	(89,997)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 186,505



THE PENNY SHOPPE, LLC d/b/a PALM CITY WINES
STATEMENT OF CASH FLOWS

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	2022
Cash Flows From Operating Activities	
Net Loss For The Period	$ (17,500)
Depreciation & Amortization	108,450
Change in Accounts Payable	3,010
Change in Accrued Expenses	(10,468)
Net Cash Flows From Operating Activities	83,492
Cash Flows From Investing Activities	
Purchase of Fixed Assets	(2,000)
Net Cash Flows From Investing Activities	(2,000)
Cash Flows From Financing Activities	
Proceeds/(Repayment) of Borrowings	(27,333)
Draws on Contributions	(45,000)
Net Cash Flows From Financing Activities	(72,333)
Cash at Beginning of Period	5,735
Net Increase (Decrease) In Cash	9,159
Cash at End of Period	$ 14,893

